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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            TIE/COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                            TIE/COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87246 42 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            GEORGE N. BENJAMIN, III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            TIE/COMMUNICATIONS, INC.
                             8500 WEST 110TH STREET
                          OVERLAND PARK, KANSAS 66210
                                 (913) 344-0400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                           CHARLES EVANS GERBER, ESQ.
                            NEAL GERBER & EISENBERG
                      TWO NORTH LASALLE STREET, SUITE 2200
                            CHICAGO, ILLINOIS 60602
                                 (312) 269-8000

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

                                      LOGO

                            TIE/COMMUNICATIONS, INC.
                             8500 WEST 110TH STREET
                          OVERLAND PARK, KANSAS 66210

                               ----------------

                                                              September 12, 1995

Dear Stockholder:

  We are pleased to inform you that TIE/communications, Inc. (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with TIE Acquisition Co., a Delaware corporation ("Purchaser"). The capital stock of Purchaser is wholly owned by Paul H. Pfleger, a United States citizen. Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of common stock of the Company at $8.60 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of the Company and a wholly owned subsidiary of Purchaser. In the merger, each share of the Company's common stock then outstanding (other than shares held by Purchaser or by dissenting stockholders) will be converted into the right to receive $8.60 in cash.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interests of, the stockholders from a financial point of view. Accordingly, the Board of Directors recommends that stockholders accept the offer, tender their shares pursuant thereto and, if necessary, vote their shares in favor of the approval of the merger pursuant to the terms of the Merger Agreement.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, without limitation, bids received from other potential purchasers and the Board of Directors' view that the cash consideration of $8.60 per share to be received by stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

                                          Sincerely,
                                LOGO
                                          George N. Benjamin, III
                                          President and Chief Executive
                                           Officer

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is TIE/communications, Inc., a Delaware corporation (the "Company"), and the address of the Company's principal executive offices is 8500 West 110th Street, Overland Park, Kansas 66210. The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $.10 per share (the "Shares" or the "Common Stock").

ITEM 2. TENDER OFFER AND BIDDER.

  This Statement relates to the tender offer (the "Offer") by TIE Acquisition Co., a Delaware corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 12, 1995 ("Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock of the Company at $8.60 per Share (the "Per Share Amount"), net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated September 12, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). According to the Offer to Purchase, Purchaser is wholly owned by Paul H. Pfleger, an individual and a United States citizen. As set forth in the Schedule 14D-1, the address of the principal executive offices of Purchaser is 1201 Third Avenue, Suite 5400, Seattle, Washington 98101.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 5, 1995 (the "Merger Agreement"), by and among the Company, Purchaser and TIE Merger Co., a Delaware corporation and wholly owned subsidiary of Purchaser ("Merger Co."). The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain other conditions, including the purchase by Purchaser of at least 75% percent of the total number of Shares issued and outstanding (the "Minimum Tender Condition"), Merger Co. will be merged with and into the Company (the "Merger"), the Company will become a direct wholly owned subsidiary of Purchaser and each Share outstanding immediately prior to the Effective Time (as defined below) (other than Shares held (i) by Purchaser or Merger Co. or any direct or indirect subsidiary of Purchaser or Merger Co.,
(ii) in the treasury of the Company or any of its subsidiaries or (iii) by stockholders, if any, who demand and perfect appraisal rights under the Delaware General Corporation Law (the "DGCL") to the extent available (the "Dissenting Shares")) will, by virtue of the Merger, be converted into the right to receive the Per Share Amount.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) (1) Certain information with respect to contracts, agreements, arrangements and understanding between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated May 4, 1995, for its Annual Meeting of Stockholders held on June 12, 1995, under the headings "Certain Transactions" and "Compensation Committee Interlocks and Insider Participation", copies of the relevant portions of such sections are filed as Exhibit 1 to this Statement and are incorporated herein by reference.

 The Merger Agreement

  The following is a summary of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as
Exhibit 2 hereto and is incorporated herein by reference.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time (as defined in the Merger Agreement) of the Merger (the "Effective Time"), Merger Co. shall be merged with and into the Company (the "Merger") in accordance with the DGCL. As a result of the Merger, the separate corporate existence of Merger Co. will cease and the Company will continue as the surviving corporation as a wholly-owned subsidiary of Purchaser (the "Surviving Corporation").

  Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser or any direct or indirect wholly-owned subsidiary of Purchaser or of the Company, and other than Shares for which appraisal rights under the DGCL have been perfected) shall be cancelled and extinguished and be converted into the right to receive the price per share paid pursuant to the Offer.

  The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of the Company shall be amended to read as the certificate of incorporation and bylaws of Merger Co. immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be TIE/communications, Inc. In addition, the Merger Agreement requires that the certificate of incorporation and by-laws of the Surviving Corporation contain the provisions with respect to indemnification and exculpation of liability of directors, officers and employees contained in the certificate of incorporation and by-laws of the Company as of the date of the Merger Agreement and requires such provision not be amended, repealed or otherwise modified for a period of five years thereafter.

  Pursuant to the Merger Agreement, if required by the DGCL, the Company shall duly call and hold a meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. If the Minimum Tender Condition is met, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder of the Company votes in favor of the Merger. Furthermore, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short form" merger with that subsidiary with the approval of the Board of Directors of such subsidiary but without a stockholder vote. Accordingly, if, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

  Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, unless otherwise consented to by Purchaser, the business of the Company will in all material respects be conducted in, and the Company will not take any material action except in, the ordinary course of business, consistent with past practice. Without limiting the generality of the foregoing, pursuant to the Merger Agreement, the Company has agreed that, except as otherwise permitted or disclosed therein, neither it nor any of its subsidiaries will:

    (a) amend or propose to amend any of their respective certificates or articles of incorporation or by-laws;

    (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell, pledge, encumber, deliver or otherwise dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents of the Company or any of its subsidiaries or amend in any material respect any of the terms of any such securities;

    (c) split, combine or reclassify any shares of its capital stock or the capital stock of any of its subsidiaries, declare, set aside or pay any dividend (other than dividends (whether in cash, stock, or property or any combination thereof), if any, paid by wholly-owned subsidiaries to the Company or another wholly-owned subsidiary of the Company) or other distribution in respect of its capital stock or redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries or any options, warrants or other rights to acquire any shares of its capital stock or adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, other than the redemption, repurchase or other acquisition of the equity securities of any subsidiary of the Company which is not wholly-owned by the Company for aggregate consideration not in excess of the book value of such securities;

    (d) except as set forth in clause (e), incur any additional indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any other person except for the obligations of wholly-owned subsidiaries of the Company in the ordinary course of business consistent with past practice; (i) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company and advances to employees for travel or other business related expenses in the ordinary course of business consistent with past practices); (ii) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; (iii) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon; or (iv) enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (e) incur any advances pursuant to that certain Revolving Credit Agreement, dated as of June 18, 1991, among the Company, various subsidiaries of the Company and Marmon Holdings, Inc., a Delaware corporation and one of the principal stockholders of the Company ("Marmon"), (as amended the "Credit Agreement"), other than advances which at any time outstanding do not exceed $3,000,000;

    (f) enter into, adopt or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or an increase in excess of 5% in the case of any individual (other than compensation based upon the payment of commissions pursuant to commission schedules previously made available to Purchaser by the Company)) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (g) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries, taken as a whole, or commit or agree to do any of the above;

    (h) except as required by generally accepted accounting principles, change any of the accounting principles or practices used by it;

    (i) make any tax election or settle or compromise any income tax liability material to the Company and its subsidiaries taken as a whole;

    (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice; provided that, in no event shall the Company and its subsidiaries repay any long-term indebtedness except to the extent required by the terms thereof;

    (k) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) enter into or commit to enter into any contract or agreement other than in the ordinary course of business consistent with past practice or which requires the payment of amounts in excess of $100,000 or which gives rise to obligations which extend beyond 90 days from the date of the Merger Agreement other than agreements to provide services to customers of the Company or any of its subsidiaries; (iii) authorize any capital expenditures, other than those as to which the Company or its subsidiaries have committed, individually in excess of

  $100,000, or in the aggregate in excess of $1,000,000, except with the consent of Purchaser (which shall not be unreasonably withheld); or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (l) (i) make or enter into any new lease of real property other than any new lease of real property which will replace an existing lease or (ii) extend or amend any existing lease of real property other than in the ordinary course of business consistent with past practice or on terms and conditions no less favorable to the Company or the subsidiary than the existing lease;

    (m) enter into or commit to enter into any amendment or modification to any contract, agreement or arrangement with any material vendor or supplier identified in the Merger Agreement which individually or in the aggregate with all other such amendments and modifications is or could reasonably be expected to be material to such contract, agreement or arrangement;

    (n) intentionally take or omit to take, or enter into an agreement to take or agree to omit to take, any action that would result in any of the conditions to the Offer or the conditions to the Proposed Merger not being timely satisfied;

    (o) release or relinquish any material contractual rights, other than in the ordinary course of business consistent with past practice;

    (p) settle any pending or threatened material action, suit, claim or proceeding involving the Company or any subsidiary, other than in the ordinary course of business consistent with past practice and other than any settlements which require only the payment of money not in excess of $50,000 individually or $250,000 in the aggregate;

    (q) enter into or commit to enter into any contract, agreement or arrangement or any amendment or modification to any existing contract, agreement or arrangement with Marmon or any affiliate thereof; or

    (r) commit or agree in writing or otherwise to take any of the action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect as of the date when made or as of the Effective Time, or omit to take or commit or agree to omit to take any action necessary to prevent any such representation or warranty from being untrue or incorrect in any material respect at any time which would result in any of the conditions set forth in the Merger Agreement not being satisfied.

  The Company has further agreed in the Merger Agreement that neither it nor any of its subsidiaries will, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, initiate, solicit or encourage (including by way of furnishing non-public information or assistance) or take any action to knowingly facilitate any inquiries or the making of any proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any of its subsidiaries, except that the Merger Agreement provides that nothing contained therein shall prevent the Board of Directors of the Company (the "Board") from considering, negotiating, approving and recommending to the stockholders of the Company a bona fide Acquisition Proposal (as defined in the Merger Agreement) not solicited in violation of the Merger Agreement, provided the Board determines in good faith (upon advice of counsel) that it is required to do so in order to discharge its fiduciary duties.

  Merger Conditions. The Merger Agreement provides that each party's obligation to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) if required by the DGCL, the Merger shall have been adopted and approved by the affirmative vote of the stockholders of the Company;

    (b) no law or court order shall have been enacted or entered which shall prohibit or restrain the Merger;

    (c) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") shall have been terminated or expired; and

    (d) Purchaser shall have acquired at least 75% of the outstanding Shares pursuant to the Offer (except that if Purchaser shall have failed to accept for payment or pay for any Shares tendered pursuant to the Offer otherwise than for failure of a condition to the Offer, this condition to the Merger Agreement shall be deemed satisfied). In addition, the respective obligations of the Company and Purchaser to effect the Merger shall be conditioned upon representations and warranties of the other party in the Merger Agreement being true and correct in all material respects as of the Effective Time and such party having performed in all material respects its material obligations under the Merger Agreement.

  Merger Agreement Termination. The Merger Agreement may be terminated at any time:

    (a) by mutual written consent of the Boards of Directors of the Company and the Purchaser;

    (b) by either the Company or Purchaser if the Effective Time shall not have occurred on or before December 15, 1995; any court shall have issued an order or ruling restraining, enjoining or otherwise prohibiting the Merger and such order or ruling shall have become final and nonappealable; or any Trigger Event (as defined below) shall have occurred;

    (c) by Purchaser, if, due to a failure to satisfy certain conditions to the Offer, the Offer is not commenced or completed within 60 days following commencement of the Offer;

    (d) by the Company if, for any reason other than an occurrence or circumstance that would result in the failure to satisfy any of the conditions to the Offer, Purchaser shall have failed to commence the Offer by September 12, 1995 or terminated the Offer without the purchase of Shares sufficient to satisfy the Minimum Tender Condition or failed to accept for payment Shares sufficient to satisfy the Minimum Tender Condition within 60 days following commencement of the Offer; or

    (e) by Purchaser in the event of a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement.

  Payment of Fees and Expenses. The Merger Agreement provides that if:

    (i) any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person, other entity or group (as defined in
  Section 13(d) of the Exchange Act) other than Purchaser or any of its affiliates (collectively, "Persons") shall have acquired or entered into any commitment or agreement to acquire, directly or indirectly, at least 25% of the assets of the Company and its subsidiaries;

    (ii) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal;

    (iii) any representation or warranty made by the Company in, or pursuant to, this Agreement shall not have been true and correct in all material respects when made and any such failure to be true and correct could reasonably be expected to have a material adverse effect or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement and Purchaser shall have terminated the Merger Agreement;

    (iv) the Board shall have withdrawn or materially modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Proposed Merger or the Merger Agreement in any such case whether or not such withdrawal or modification is required by the fiduciary duties of the Board; or

    (v) prior to the purchase of any Shares under the Offer, the Company shall have received any Acquisition Proposal which the Board has determined and publicly announced is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement, whether or not such determination is required by the fiduciary duties of the Board;

(each such event described above being, a "Trigger Event"), then the Company shall promptly, but in no event later than two days after the termination of the Merger Agreement as the result of the occurrence thereof, pay to Purchaser an amount equal to $1,500,000, which amount is inclusive of all expenses of Purchaser.

  If the Merger Agreement is terminated for any reason, other than as a result of the Offer being terminated based upon the failure of the Financing Condition (as defined below) or a material adverse change or development in the business of the Company, and Purchaser is not in material breach of its material obligations under the Merger Agreement, then the Company shall reimburse Purchaser for all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all banks, investment banking firms and other financial institutions and their respective agents and counsel, for arranging and providing financing and structuring for the transaction and all fees of counsel, accountants, experts and consultants to Purchaser) actually incurred or accrued by it or on its behalf in connection with the Offer and the Merger and the consummation of the transactions contemplated by the Merger Agreement, up to a maximum amount of $750,000.

  Pursuant to the Merger Agreement, the Offer is conditioned upon Purchaser's having obtained sufficient financing (including funding thereunder) to enable it to consummate the Offer and the Merger (the "Financing Condition"). If Purchaser does not accept for payment Shares pursuant to the Offer on or prior to the date which is 60 days following commencement of the Offer due to the failure of the Purchaser to satisfy the Financing Condition, then Purchaser shall pay to the Company the sum of $750,000; and if the Merger Agreement is terminated based upon a breach of any material representation, warranty, covenant or agreement of Purchaser as set forth in the Merger Agreement (other than representations, warranties or covenants relating to the Financing Condition), then Purchaser shall pay to the Company an amount equal to $1,500,000.

 Stockholders Option Agreement

  The following is a summary of the Stockholders Option Agreement, dated as of September 5, 1995 (the "Stockholders Option Agreement"), by and among Purchaser, Marmon, which is the holder of 1,796,681 Shares, and The Pritzker Family Philanthropic Fund, an Illinois not-for-profit corporation (the "Fund", and together with Marmon, the "Principal Stockholders"), which is the holder of 1,197,788 Shares. Together, the Principal Stockholders own approximately 75% percent of the currently issued and outstanding Shares. Such summary is qualified in its entirety by reference to the Stockholders Option Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

  Under the Stockholders Option Agreement, the Principal Stockholders have granted to Purchaser an option to purchase all Shares currently owned by the Principal Stockholders and all Shares subsequently acquired by the Principal Stockholders at a price of $8.60 per share in the event the Merger Agreement is terminated as a result of one of the Trigger Events described therein (other than a breach of a Company representation or warranty). Such option is exercisable upon the termination of the Merger Agreement by Purchaser as a result of the occurrence of a Trigger Event as defined in the Merger Agreement and until the later to occur of ten days following a termination of the Merger Agreement as a result of the Trigger Event or three days following the expiration of all waiting periods under the HSR Act.

  Each of the Principal Stockholders has also agreed pursuant to the Stockholders Option Agreement to tender (and, without prior written notification to Purchaser, that it will not withdraw) all Shares owned by such Principal Stockholder pursuant to the Offer. Each of the Principal Stockholders has undertaken to make such tender within five business days after commencement of the Offer. Pursuant to the Stockholders Option Agreement, each of the Principal Stockholders has also granted to the Purchaser an irrevocable proxy to vote all Shares owned by such Principal Stockholder in favor of the Merger and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

  Under the Stockholders Option Agreement, Marmon has further agreed to indemnify each of the Company, Purchaser and Merger Co. against all expenses, liabilities and losses incurred or suffered by any such person and not otherwise paid by insurance in connection with any claim, action, suit or proceeding arising on or before the date which is one year following the Effective Time in which any of the Company, Purchaser or Merger Co. and/or any of their directors, officers, and, in the case of Purchaser and Merger Co., their stockholders, is, or is threatened to be made a party to any action or proceeding by or on behalf of any current or former stockholder of the Company alleging liability or damages resulting from the transactions contemplated by the Merger Agreement and/or the process undertaken by the Company which concluded with the execution and delivery of the Merger Agreement; provided, however, that Marmon's liability for such indemnification shall not exceed $1,000,000 after application of any coverage under applicable insurance policies for the benefit of the Company or any indemnified party.

  In addition, pursuant to the Stockholders Option Agreement, Marmon has agreed to modify the Credit Agreement so as to permit the transactions contemplated by the Merger Agreement, to continue the credit arrangements currently in effect with Marmon in full force and effect on the same terms and conditions in effect on the date of the Stockholders Option Agreement, except that the maximum principal amount of all loans thereunder shall not at any time exceed $3 million and the termination date of the credit agreement shall be the earlier to occur of the Effective Time of the Merger or 90 days following the date on which the Offer is consummated.

 Agreement of SPII

  The following is a summary of the Agreement, dated September 5, 1995 (the "SPII Agreement"), of SP Investments Inc., a Washington corporation and an affiliate of Mr. Pfleger, pursuant to which SPII has agreed, among other things, to guarantee certain obligations of Purchaser under the Merger Agreement. Such summary is qualified in its entirety by reference to the SPII Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

  Under the SPII Agreement, SPII has guaranteed to the Company the prompt payment of any termination fee owing from the Purchaser to the Company as a result of the termination of the Merger Agreement and has covenanted with the Company and the Principal Stockholders (on behalf of all stockholders of the Company) that it will (i) cause the initial stockholder's equity in Purchaser as of the time the Offer is consummated to be at least $8,000,000, (ii) cause the initial stockholder's equity in the Surviving Corporation as of the Effective Time to be at least $8,000,000, (iii) that from that date on which the Offer is consummated to the date which is 91 days following the date on which payment in full is made on all accounts payable of the Company outstanding as of the date on which the Offer is consummated, it shall cause the Surviving Corporation not to declare, set aside or pay any dividend (other than in the form of capital stock) or other distribution in respect of its capital stock or redeem, repurchase or otherwise acquire any of its capital stock if any such action would result in the Surviving Corporation's stockholders' equity falling below $8,000,000, and (iv) from the date on which the Offer is consummated to the date which is one year from such date, it shall cause the Surviving Corporation not to incur any indebtedness secured by the assets of the Surviving Corporation which would result in the Surviving Corporation (x) becoming insolvent; (y) having unreasonably small capital with which to engage in its business or (z) incur any debts beyond its ability to pay as they become absolute and matured. Under the Stockholders Option Agreement, Purchaser has made covenants substantially similar to the foregoing regarding the equity and debt of the Company and the Surviving Corporation.

 Reimbursement and Indemnification Agreement

  Pursuant to a Reimbursement and Indemnification Agreement, dated as of September 5, 1995 (the "Reimbursement Agreement"), between the Company and Marmon, the Company has agreed to reimburse Marmon for any amounts paid by Marmon on account of any surety, bid, performance or similar bond (collectively, the "Bonds") that Marmon has obtained for the benefit of the Company and to indemnify Marmon for any loss, cost or expense incurred by Marmon in connection therewith. Marmon has from time to time at the request of the Company obtained Bonds in its name on behalf and for the benefit of the

Company. Under the Reimbursement Agreement, Marmon has agreed that, until the earlier to occur of the consummation of the Offer or the termination of the Merger Agreement, it will continue to obtain new Bonds for the benefit of the Company in connection with the conduct of the Company's business in the ordinary course, consistent with past practices and in the manner in which and on substantially the same terms as which Marmon has previously obtained Bonds for the benefit of the Company. Thereafter, Marmon will have no obligation to obtain any new Bonds or to continue, renew or extend any existing Bonds on the Company's behalf.

  In addition, pursuant to the terms of the Reimbursement Agreement, the Company is required upon the earlier to occur of the Effective Time or 90 days following the date of the consummation of the Offer to obtain and have in place new bonds to replace any Bonds then outstanding, at which time Marmon shall be entitled to cancel, terminate or allow to expire any and all of such Bonds.

  The foregoing description of the Reimbursement Agreement is qualified in its entirety by reference to the Reimbursement Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

 Change in Control Agreements

  In an effort to assure continuity in the management of the Company's administration and operations and to enable certain members of management to continue to work free from distraction in the face of uncertainty and unsettling circumstances that arise from the possibility of a change in control of the Company, the Company has entered into agreements ("Change in Control Agreements") with certain top-level executives of the Company that provide for the payment of severance benefits in the event that such executive is Involuntarily Terminated (as defined below) by the Company as a result of or within a specified period following a Change of Control of the Company (as defined below). Specifically, the Company has entered into Change in Control Agreements with each of the following five executives (the "Covered Executives"): George N. Benjamin, III, President and Chief Executive Officer; Robert H. Kalina, Vice President--Engineering and Operations; Daniel E. Coomer, Chief Information Officer; Randolph K. Piechocki, Executive Vice President; and
R. Daniel Baker, Regional Vice President--California.

  Under the Change in Control Agreements, in the event that a Covered Executive is Involuntarily Terminated by the Company as a result of or within a specified period following a Change in Control of the Company, the Company is obligated to provide the Covered Executive with certain severance benefits. Although the amount and nature of severance benefits payable to a Covered Executive upon a Change in Control vary from contract to contract, all Change in Control Agreements provide for the continuation of the Covered Executive's salary and bonus for a specified period (ranging from nine to 24 months). In general, the Covered Executive's salary is continued at a rate equal to the salary that he was earning at the time of the Involuntary Termination and his bonus is based on the average of the bonuses paid to the Covered Executive for the previous two years. In addition, the Change in Control Agreements generally provide for the continuation of coverage under Company medical and other benefit plans for a specified period (ranging from 12 to 30 months) and professional outplacement search assistance. Other than the Change in Control Agreement with Mr. Benjamin, the Change in Control Agreements do not require that the Covered Executives mitigate the amount of any payment or benefit payable to them under such agreement and severance benefits payable by the Company may not be reduced in the event that they earn compensation from another employer.

  Under the Change in Control Agreements, "Involuntary Termination" is defined to include the termination of a Covered Executive by the Company within two years following a Change in Control of the Company for any reason other than serious misconduct in respect of such Covered Executive's obligations to the Company, the commission of a crime by such Covered Executive that is likely to result in economic damage to the Company or the Covered Executive's failure to comply with a specific directive given to him by the Board. The definition of "Involuntary Termination" also includes (i) a reduction in the Covered Executive's total compensation, including benefits, other than in connection with an across the board reduction similarly affecting all executives of the Company, (ii) a material reduction in the functions, duties or responsibilities of the Covered Executive's position, as evidenced by total compensation for such position, as changed, which is less than such Covered Executive's compensation prior to such change, (iii) a reassignment to another geographic location more than a certain distance from the Covered Executive's current place of employment, (iv) a liquidation, dissolution, consolidation or merger of the Company, or transfer of substantially all of its assets (unless the transferee assumes the Company's obligations under the Change in Control Agreement), or (v) a breach of the Change in Control Agreement by the Company.

  As defined in the Change of Control Agreements, a "Change of Control of the Company" includes (i) the acquisition by any party or related or affiliated parties acting as a group of the beneficial ownership of 50% or more of the voting shares of the Company (25% in the case of the Change in Control Agreements with Messrs. Benjamin and Piechocki), (ii) the occurrence of a transaction requiring stockholder approval for the acquisition of the Company pursuant to a stock or asset purchase, by merger or otherwise, or (iii) the election during any 24 month period, or less, of 30%, or more, of the members of the Board without the approval of the majority of the Board members as constituted at the beginning of such period.

  The foregoing description of the Change in Control Agreements is qualified in its entirety by reference to each of the Change in Control Agreements between the Company and Messrs. Benjamin, Kalina, Coomer, Baker and Piechocki, copies of which are filed as exhibits hereto and are incorporated herein by reference.

 Deferred Bonus Agreements

  In May 1995, the Company entered into agreements ("Deferred Bonus Agreements") with approximately 13 of its employees (the "Covered Employees") to provide for deferred bonus payments to such Covered Employees through January 1, 1998. The Deferred Bonus Agreements are substantially similar to three-year deferred bonus agreements entered into between the Company and various of its employees in 1991, the last payments under which were made in July, 1995.

  In accordance with a formula set forth in each Deferred Bonus Agreement, the Company is required to contribute a certain percentage of the Covered Employee's base salary to an account established for the Covered Employee (the "Deferred Bonus Account"). The Covered Employee is entitled to receive annual distributions from the Deferred Bonus Account equal to a certain specified percentage of the outstanding balance thereof, with the entire remaining balance to be distributed to the Covered Employee on January 1, 1998. However, in the event of the permanent disability or death of a Covered Employee prior to such date, the Deferred Bonus Agreements provide that the full outstanding balance of the Deferred Bonus Account is payable to the Covered Employee or to his or her beneficiaries, as appropriate. None of the Deferred Bonus Agreements contains any provision that is triggered by a change in control of the Company.

  The foregoing description of the Deferred Bonus Agreements is qualified in its entirety by reference to the Form of Deferred Bonus Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

 Special Bonus Agreement

  In recognition of George Benjamin's services on behalf of the Company, including services relating to the preparation of an offering memorandum and solicitation of proposals to acquire the Company, the Company and Mr. Benjamin entered into an agreement, dated August 3, 1995 (the "Special Bonus Agreement"), whereby the Company agreed to pay to Mr. Benjamin a special bonus in the event that the Company is sold (or is merged with another company) prior to December 31, 1995 for consideration in excess of $6.00 per Share. The Special Bonus Agreement sets forth a formula which entitles Mr. Benjamin to receive a primary bonus equal to 1% of any consideration in excess of $6.00 per Share up to $7.25 per Share and a supplemental bonus equal to 2% of any consideration in excess of $7.25 per share. Accordingly, based on the

Per Share Amount of $8.60 as provided in the Offer and Merger Agreement, Mr. Benjamin will be entitled to receive a special bonus in the amount of $157,263 upon the consummation of the transactions contemplated by the Merger Agreement. By letter dated September 5, 1995, Marmon has agreed to assume, pay and fully discharge the Company's obligations to Mr. Benjamin under the Special Bonus Agreement.

  The foregoing description of the Special Bonus Agreement and the undertaking of Marmon with respect thereto is qualified in its entirety to reference to the Special Bonus Agreement and such undertaking, copies of which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  At meetings held on August 17 and September 2, 1995, the Board of Directors of the Company (the "Board") unanimously (i) determined that the Offer and Merger, taken together, are fair to and in the best interests of the stockholders of the Company from a financial point of view, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant thereto and, if necessary, vote their Shares in favor of the approval of the Merger pursuant to the terms of the Merger Agreement. All of the directors participated in the August 17 meeting and all of the directors except one participated in the September 2 meeting. The director who was unable to participate in the September 2 meeting had previously indicated to the other directors his approval of the final terms of the Merger Agreement. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their shares pursuant to the Offer and, if necessary, vote their shares in favor of the approval of the Merger pursuant to the terms of the Merger Agreement.

  (b) Background; Reasons for Board's Recommendation.

  In March of 1995, George Benjamin, the President and Chief Executive Officer of the Company, initiated, in consultation with certain members of the Board, a process of exploring alternatives to maximize stockholder value, including, without limitation, the continuation of the Company's current business as a publicly-held company, the implementation of strategic alliances with one or more synergistic business partners, and the sale or other disposition of the Company or all or some of its assets. As part of this process, during April and May, 1995, an offering memorandum was prepared regarding the Company and approximately 18 prospective purchasers were contacted to secure indications of interest with respect to a possible acquisition of the Company. Of those contacted, nine expressed initial interest and were sent copies of the offering memorandum and procedures for the submission of initial proposals. Such offering memorandum and procedures were subsequently provided to three other prospective purchasers who expressed interest in acquiring the Company.

  On May 17, 1995, the Board appointed a special committee comprised of the Board's independent directors (the "Special Committee") to evaluate any acquisition proposals and other alternatives to maximize stockholder value. Specifically, the Special Committee was formed upon the advice of the Company's counsel in light of the possibility that an acquisition proposal would be received from management. Because the Special Committee was subsequently advised that a management bid would not be submitted, at a meeting held on June 12, 1995, and upon the advice of legal counsel, the functions of the Special Committee were indefinitely suspended and matters relating to a possible acquisition of the Company were referred to the full Board for consideration.

  On or about May 22, 1995, the Company received initial acquisition proposals from seven prospective purchasers and on June 6, 1995, the Company publicly announced that it had received indications of interest from various parties. At a meeting on June 12, 1995, the Board received reports regarding initial acquisition proposals and the process pursuant to which bidders could conduct due diligence and submit final proposals.

  Each of the initial bidders who expressed an interest in continuing in the bid process, as well as another prospective bidder who submitted an expression of interest, received a set of guidelines regarding the conduct of due diligence and the procedures for submitting final proposals, which were to be received by July 21, 1995. Five potential purchasers conducted a due diligence review of the Company and four of these potential purchasers met with certain members of the Company's management. In an effort to accommodate all parties involved in the bidding process, the Company extended the deadline for bid submissions until July 28, 1995. Ultimately, the Company received three final acquisition proposals.

  At a meeting on August 3, 1995, the Board, in consultation with the Company's counsel, discussed the terms and conditions of each of the proposals, including, without limitation, the amount and nature of the consideration to be paid to the stockholders of the Company and the proposed sources of financing available to each bidder. At that meeting, the Board determined that the bid proposal submitted on behalf of Purchaser appeared to be most advantageous to the stockholders and authorized the Company to enter into negotiations with Purchaser regarding the terms of a definitive acquisition agreement. In addition, the Board designated certain directors to oversee such negotiations, to make a recommendation to the Board regarding the same and to consider responses to the other bidders.

  During the first three weeks of August 1995, the Company, through its legal counsel and the designated directors, negotiated the terms and conditions of the acquisition documents with Purchaser. During this period, such directors conducted an extensive review and detailed analysis of the terms and conditions of the proposed Merger Agreement, the Offer, the Merger and the Stockholders Option Agreement and consulted on numerous occasions with the Company's management and legal counsel. Such directors also continued to evaluate and consider the other acquisition proposals and amendments thereto that had been received.

  At a meeting on August 17, 1995, following review of the acquisition documents as then drafted and consideration of the status and revised terms of another acquisition proposal, and upon the recommendation of the designated directors, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were fair to and in the best interests of the stockholders of the Company from a financial point of view. Accordingly, the Board authorized the execution, delivery and performance of the Merger Agreement by the Company and determined to recommend to the stockholders that they accept the Offer and tender their Shares to Purchaser pursuant thereto.

  Following the August 17, 1995 Board meeting, negotiations with Purchaser continued regarding the final terms of the Offer and the Merger. From August 28, 1995 through August 31, 1995, certain members of the Board and management and the Company's legal counsel met with representatives of Purchaser to discuss the results of certain additional due diligence performed by Purchaser and the effect of such due diligence on the Per Share Amount and other terms of the Merger and the Offer. In addition, the parties addressed certain concerns of the Company with respect to Purchaser's financing, closing conditions and the timing of the proposed transactions. As a result of these negotiations, Purchaser's initial proposed Per Share Amount of $9.10 was reduced to $8.60 and Marmon agreed to assume the obligations of the Company to Mr. Benjamin under the Special Bonus Agreement.

  On August 31 and September 1, 1995, members of the Board held preliminary discussions with legal counsel to review proposed changes to the Merger Agreement as well as the status of the other acquisition proposal. Thereafter, at a meeting of the Board held on September 2, 1995, the Board approved the final terms of the Merger Agreement and otherwise ratified the resolutions adopted by the Board at its August 17, 1995 meeting as described above.

  The Merger Agreement and ancillary documents were executed on September 5, 1995 and a joint press release regarding the Offer and the Merger was issued at the start of business on September 6, 1995.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending acceptance of the Offer to the stockholders of the Company, the Board considered, and based its opinion as to the fairness of the transactions contemplated by the Merger Agreement, on a number of factors, including the following:

    (i) the Company publicly announced its willingness to consider various proposals, strategies and other ideas to optimize stockholder value (including a sale or similar disposition of the Company or its assets), actively solicited proposals to acquire the Company from various parties and received a number of proposals from interested parties;

    (ii) the Offer and the Merger, taken together, represent, in the view of the Board and as compared to other available alternatives, the most favorable transaction for the Company's stockholders (taking into account, among other factors, the value and type of consideration payable to the Company's stockholders and the timing and probability of consummation of the transactions contemplated by the Merger Agreement) resulting from a process intended to attract the interest of viable potential purchasers and to elicit their best proposal for the Company;

    (iii) the Offer and the Merger, taken together, in the view of the Board, are fair to the stockholders of the Company from a financial point of view and otherwise;

    (iv) in the view of the Board, the impact of the acquisition of the Company by Purchaser on other constituencies of the Company (primarily employees) is less detrimental to such constituencies than the potential impact of transactions contemplated by other acquisition proposals or alternative courses of action;

    (v) the Per Share Amount offered by Purchaser represents a significant premium over the market trading price of the Shares immediately prior to the Company's public announcement regarding the receipt of indications of interest and over the current book value of the Shares;

    (vi) in light of the business, properties, management, financial condition, results of operations, and prospects and strategic objectives of the Company, as well as the likelihood of achieving those prospects and strategic objectives, and the going concern value of the Company (as reflected, in part, by the Company's historical and projected operating results), and taking into account factors relating to timing and risk, in the view of the Board, a sale of the Company is likely to provide greater value to the stockholders of the Company than other possible alternatives to maximize stockholder value;

    (vii) the terms and conditions of the Merger Agreement, including the risks of nonconsummation of the Offer and the Merger, the provisions regarding the payment to or reimbursement of Purchaser of certain fees and expenses and, in certain instances, of a break-up fee, the provisions regarding the payment by Purchaser to the Company of liquidated damages in the event of the nonconsummation of the Offer under certain circumstances, the ability of the Board to consider, negotiate, approve and recommend to the stockholders of the Company bona fide acquisition proposals from parties other than Purchaser not solicited in violation of the Merger Agreement, and the likelihood that the conditions to the Offer and the Merger will be satisfied;

    (viii) the terms and conditions of the Stockholders Option Agreement and the likely effect thereof on the transactions contemplated by the Merger Agreement;

    (ix) the terms and conditions of Purchaser's financing commitments; and

    (x) the potential adverse effect on the Company, its stockholders and other constituencies of continuing uncertainty with respect to the Company prior to the determination of a specific course of action.

  The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to and did not qualify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  No person or class of persons is employed, retained or to be compensated by the Company or by any person on its behalf, to make solicitations or recommendations to security holders concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries intend to tender all Shares that are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in Item 3(b) above (the provisions of which are hereby incorporated by reference), there are no negotiations being undertaken or underway by the Company in response to the Offer which would relate to or result in:

    (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

    (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (iii) a tender offer for or other acquisition of securities by or of the Company; or

    (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3(b) and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Delaware Law. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Stockholder" (defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for the confidential voting by plan participants), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Board has approved the transactions contemplated by the Merger Agreement and the Stockholders Option Agreement, including the Offer and the Merger, thereby exempting such transactions from such provisions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 --  Page 5 and Pages 11-12 of the TIE/communications, Inc. Proxy
                   Statement, dated May 4, 1995, for its Annual Meeting of
                   Stockholders held on June 12, 1995.
     Exhibit 2 --  Agreement and Plan of Merger, dated as of September 5, 1995, among TIE/communications, Inc., TIE Acquisition Co. and TIE
                   Merger Co.
     Exhibit 3 --  Stockholders Option Agreement, dated as of September 5,
                   1995, among TIE Acquisition Co., Marmon Holdings, Inc. and
                   The Pritzker Family Philanthropic Fund.
     Exhibit 4 --  Agreement of SP Investments Inc., dated September 5, 1995.
     Exhibit 5 --  Reimbursement and Indemnification Agreement, dated as of
                   September 5, 1995, between TIE/communications, Inc. and
                   Marmon Holdings, Inc.
     Exhibit 6 --  Change in Control Agreement, dated August 3, 1995, between
                   TIE/communications, Inc. and George N. Benjamin, III.
     Exhibit 7 --  Change in Control Agreement, dated June 16, 1995, between
                   TIE/communications, Inc. and Robert H. Kalina.
     Exhibit 8 --  Change in Control Agreement, dated June 16, 1995, between
                   TIE/communications, Inc. and Daniel E. Coomer.
     Exhibit 9 --  Change in Control Agreement, dated May 1, 1995, between
                   TIE/communications, Inc. and R. Daniel Baker.
     Exhibit 10 -- Change in Control Agreement, dated October 18, 1989, between
                   TIE/communications, Inc. and Randolph Piechocki. (1)
     Exhibit 11 -- Form of Deferred Bonus Agreement, dated May 1, 1995, between
                   TIE/communications, Inc. and various of its employees.
     Exhibit 12 -- Agreement, dated August 3, 1995, between TIE/communications,
                   Inc. and George N. Benjamin, III.
     Exhibit 13 -- Letter from Marmon Holdings, Inc. to TIE/communications,
                   Inc., dated September 5, 1995.
     Exhibit 14 -- Letter from TIE/communications, Inc. to its stockholders, dated September 12, 1995.*
     Exhibit 15 -- Joint Press Release issued by TIE/communications, Inc. and
                   TIE Acquisition Co. on September 6, 1995.

--------
  *Included in copies mailed to stockholders.
(1) Incorporated by reference to Exhibit 10.6 filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TIE/COMMUNICATIONS, INC.

                                              /s/ George N. Benjamin, III
                                          BY: _________________________________
                                              Name: George N. Benjamin, III
                                              Title:
                                                   President and
                                                   Chief Executive Officer

Dated: September 12, 1995